Tony Sine
tony.sine@lw.com

April 14, 2006
650 Town Center Drive, 20th Floor
Costa Mesa, California 92626-1925
Tel: (714) 540-1235 Fax: (714) 755-8290
www.lw.com

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File No. 028553-0014

Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Peerless Systems Corporation File No. 000-21287 Form 10-K for the Fiscal Year Ended January 31, 2005 and Forms 10-Q for Fiscal Quarters Ended April 30, 2005, July 31, 2005 and October 31, 2005
Dear Ms. Collins:
     We hereby respond on behalf of Peerless Systems Corporation (the “Company” or “Spectrum”) to the additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the "Commission”), as set forth in the Staff’s letter of comment dated April 3, 2006 (the “Comment Letter”), to the above referenced Annual and Quarterly Reports (the “Reports”). The Company has filed, via EDGAR, this letter (tagged correspondence). For your convenience, we are sending a copy of this letter in the traditional, non-EDGAR format and will forward a courtesy package of these documents to our examiner Thomas Ferraro.
     The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, each response corresponds to the comment that immediately precedes it, each of which has been reproduced from the Comment Letter in the order presented.
Form 10-K For the Fiscal Year Ended January 31, 2005
Critical Accounting Policies, page 30 Prior comment No. 1

1.	We note your response to prior comment no. 1 and the historical analysis of licensing costs accrued, paid and related adjustments. It is not evident from the analysis provided what the Company’s actual expense was for each period. For example in fiscal year 2003 the Company accrued $8.2 million and made a year end adjustment of $58 thousand. Was the $58 thousand adjustment made to true up the $8.2 million accrual estimate (i.e. the licensing costs expensed for the year) to the actual licensing

Kathleen Collins
April 14, 2006

costs based on information provided by OEM’s, or was it made to reflect the appropriate liability to third parties. If the adjustment was to record the appropriate liability and not the appropriate expense based on actual use by OEM’s, provide an analysis of the amounts expensed for each fiscal year and interim period compared to the amounts that should have been expensed based on actual use of third party IP by your OEM’s.
          The actual expense for the periods presented is the combination of the amounts listed under the accrual and adjustments columns. The adjustments are made to “true up” the expenses based on Original Equipment Manufacturer’s actual usage of third party IP that they report to the Company. In the Staff’s comment’s example, the $58 thousand in fiscal year 2003 was an adjustment made to true up the $8.2 million accrual estimate based on information provided by OEM’s.
Item 9A. Controls and Procedures, page 36 Prior comment No. 3

2.	We note your response to prior comment no. 3 and that management determined deficiencies in disclosure controls and procedures existed as of April 30, 2005 and January 31, 2005. Confirm that there were no unrecorded adjustments as of April 30, 2005 and January 31, 2005 relating to the deficiencies in disclosure controls and procedures. If there were unrecorded adjustments provide us your materiality analysis.
          There were no unrecorded adjustments as of April 30, 2005 and January 31, 2005 relating to the deficiencies in disclosure controls and procedures.
3.	We note your materiality analysis and that the Company determined adjustments for product licensing accruals and excess ESPP purchased were not material for the three and six months ended July 31, 2005. Expand your analysis to include the impact of these adjustments on cost of revenues, gross margins, gross profit percentage, operating expenses and earnings per share for the three and six months ended July 31, 2005.
          Expanded analysis of the impact of the Product Licensing and Excess ESPP purchases unrecorded adjustments for the three and six months ended July 31, 2005 (in thousands):

Kathleen Collins
April 14, 2006

          Based on the analysis above and taking into consideration the impact of the individual items on cost of sales, gross profit percentage, operating expenses and earnings per share the Company has concluded that the unrecorded adjustments both individually and in the aggregate were not material to the financial results for the three and six months ended July 31, 2005. As had been previously stated in the Company’s letter dated March 8, 2006, in assessing the materiality of the unrecorded adjustments from a qualitative standpoint, the Company considered among other things: that the unrecorded adjustments did not change the trend in earnings or change a income to a loss (or loss to income), there was no impact on compliance with regulatory requirements, loan covenants or other contractual requirements and the imprecision inherent in the estimates.
4.	In your materiality analysis adjustments for product licensing accruals and ESPP are netted. Considering you disclose separately on pages 29 and 30 of your 10-Q that each of these adjustments, individually, are not material, tell us why these adjustments are netted in evaluating the materiality of each adjustment, or revise your analysis to evaluate each adjustment individually and in the aggregate.
          The Company has expanded and revised the analysis (refer to the Company’s reply to comment no. 3 above) to evaluate the excess ESPP purchased and product licensing accruals adjustments individually. The Company has evaluated these adjustments individually and in aggregate and determined that, based on qualitative and quantitative measures, they are not material.
Note 1. Organization, Business and Summary of Significant Accounting Policies, page F-7
Revenue Recognition, page F-10 Prior Comment No. 4

5.	We note from your response to comment no. 4 that the Company recognizes revenue from controllers distributed through dealers upon sale to the end user. Tell us whether the dealers that sell controllers allow for or have a history of, accepting returns from end users. If so, explain why the sale through to the end user provides you a basis for recognizing revenue considering your response that you have been unable to establish a history regarding returns of products shipped to dealers. Address your consideration of SFAS 48.

As noted in the Staff’s responses, the Company recognizes revenue from controllers distributed through dealers upon sale to the end user. The Company’s agreements with dealers do not provide for any right of return if the packages containing the controllers are opened. Since dealers must open the packages to install controllers into products prior to the sale to the end user, the dealer has no right of return and no right to a refund once the sale to end user has occurred. We also advise the Staff that during the time which the controller product was offered to dealers, there has been no history of the dealer accepting returns from the end users after the installation of the controllers. As

Kathleen Collins
April 14, 2006

such, the Company’s basis for recognizing the revenue upon the sale to the end user is that the Company has met the revenue recognition criteria under paragraph 6 of SFAS 48 on the basis that: a) the Company’s selling price is fixed and determinable; b) the buyers have paid the Company for the units shipped; c) the buyers obligations would not be changed in the event of theft or physical destruction or damage of units; d) the buyer acquiring the units has economic substance in the total system being sold to the end user beyond the units sold to the buyer by the Company; e) the Company does not have significant obligations for future performance to directly bring about the resale of the units by the buyer; and f) there are no future returns following the sale to end users.
Form 10-Q for the quarter ending October 31, 2005
Note 7. Kyocera-Mita MOU, page 11
Note 1. Revenue recognition, page F-6
Prior Comment No. 14
6.	We note your response to our comment no. 14 and that you are recognizing the arrangement fee for the service agreement with Kyocera Mita Corporation over the term of the agreement. Tell us/explain the following as it relates to this arrangement:

The following are responses to the individual bullets:
•	What authoritative literature are you applying in accounting for this arrangement;
The Company is applying SOP 97-2, as well as additional guidance provided by both EITF 00-21 and SAB 104.
•	The accounting significance if the Company does not provide the fixed number for hours per quarter for development and maintenance services;
The Company receives the guaranteed minimum quarterly fees for the term of the agreement whether or not the fixed number of hours per quarter is fully utilized. Such fees are due to and earned by the Company regardless of the actual number of hours provided per quarter up to the fixed number of hours for the development and maintenance services. Any shortfall in service hours provided is forfeited by Kyocera Mita Corporation (“KMC”) and not creditable to any future periods. All fees are non-refundable and non-creditable. There is no accounting significance if the Company does not provide the fixed number of hours per quarter for development and maintenance.
•	How the fair value of the arrangement has been allocated to each element;
The Company established VSOE of the undelivered maintenance services element that may extend one year beyond the term of the arrangement (previously described as element 3) based on standalone agreements that provided the same annual maintenance services covering any customer products developed using any

Kathleen Collins
April 14, 2006

of the Company’s technology. The Company has allocated $400,000 of the $24 million arrangement fee to this element. This amount has been deferred and will be recognized over the service period following the original three-year term of the arrangement. The Company has used the residual method to allocate the remaining portion of the arrangement fee to the development and maintenance services that will be provided over the three-year term of the arrangement (previously described as elements 1 and 2). As discussed in the Company’s original response to prior comment no. 14 and further expanded in the above bullet, the arrangement grants KMC access to utilize up to a fixed number of service hours each quarter. Since service hours can be used to perform either of the first two elements previously described in the Company’s original response over the three year term of the arrangement (previously described as elements 1 and 2), these two elements are not separate elements but are considered a combined unit of accounting. As such, the Company is recognizing the remaining $23.6 million ratably over the three year term of the arrangement.
•	Whether you receive additional fees for target products developed under the arrangement;
The Company will not receive additional fees for target products developed under the arrangement. However, if the Company’s intellectual property is incorporated into target products developed under the agreement, KMC is required to license the rights to use the Company’s technology. Any such license agreements will be separately negotiated in the future.
•	Clarify your accounting for maintenance services which may extend beyond the term of the arrangement. Include in your response the amount of the arrangement you have allocated to maintenance services and the period over which you are recognizing those services.
The Company will not receive additional fees for target products developed under the arrangement. However, if the Company’s intellectual property is incorporated into target products developed under the agreement, KMC is required to license the rights to use the Company’s technology. Any such license agreements will be separately negotiated in the future.
•	How you have considered SFAS 68 in accounting for this arrangement.
SFAS 68 was considered in the accounting for this arrangement in the following manner: Paragraphs 5 through 9 address the reporting standard for development agreements where there exists a liability to repay the other parties. Under this arrangement, the Company has no obligation to repay KMC for the development or maintenance services provided. Under this arrangement, the Company has an obligation to perform contractual services. Paragraph 10 states “To the extent that financial risk associated with the research and development has been transferred because repayment of any funds provided by the other parties depends solely on

Kathleen Collins
April 14, 2006

the results of the research and development having future economic benefit, the enterprise shall account for its obligation as a contract to perform research and development for other.” KMC must look to the sale of devices and technology developed under this arrangement to recover amounts expended under this arrangement. The Company has no financial risk under the arrangement because compensation under this arrangement pays for efforts and resources expended to perform the contracted-for developments.
Once you have had time to review the responses to your comments, we would appreciate an opportunity to discuss any additional questions or concerns that you may have. Please call me at (714) 755-8114.
Very truly yours,

/s/ Tony Sine

Tony Sine
LATHAM & WATKINS LLP

Enclosure
cc:	Howard Nellor
Bill Neil
Elliot Shirwo